EXHIBIT NO. 99.(d) 8

AMENDMENT TO INVESTMENT

ADVISORY AGREEMENT

AMENDMENT effective as of October 1, 2025 to the Investment Advisory Agreement dated September 14, 2015 (the “Agreement”) by and between MFS Series Trust IV (the “Trust”) on behalf of the MFS Blended Research International Equity Fund (the “Fund”), a series of the Trust, and Massachusetts Financial Services Company, a Delaware corporation (the “Adviser”).

WITNESSETH

WHEREAS, the Trust on behalf of the Fund has entered into the Agreement with the Adviser; and

WHEREAS, the Trust and the Adviser have agreed to amend the Agreement as provided below;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

Article 3. Compensation of the Adviser: The reference to the Fund in Appendix B of the Agreement is deleted and replaced in its entirety as follows:

MFS Blended Research International Equity Fund 0.35% of the Fund's average daily net assets annually up to $5 billion; and

0.325% of the Fund's average daily net assets annually in excess of $5 billion.

Miscellaneous: Except as set forth in this Amendment, the Agreement shall remain in full force and effect, without amendment or modification.

Limitation of Liability of the Trustees and Shareholders: A copy of the Trust’s Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The parties hereto acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the parties hereto acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the parties hereto also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the parties hereto agree not to proceed against any series for the obligations of another series.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be executed and delivered in the names and on their behalf by the undersigned, therewith duly authorized, effective as of the day and year first above written.

MFS SERIES TRUST IV

on behalf of MFS Blended Research International Equity Fund

By: CHRISTOPHER R. BOHANE

Christopher R. Bohane

Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By: CAROL W. GEREMIA

Carol W. Geremia

President